Exhibit 12.1

CBL & Associates Properties, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(in thousands, except ratios)

	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings:

Income before discontinued operations, equity in earnings and minority interest in earnings	$108,994	$114,475	$179,640	$267,160	$196,074	$239,980	$140,666
Fixed charges less capitalized interest and preferred dividends	209,135	192,703	257,067	210,914	177,219	154,116	143,125
Distributed income of equity investees	6,924	6,517	12,372	7,492	8,801	4,150	5,599
Equity in losses of equity investees for which charges arise from guarantees	(502)	(403)	(461)	(1,020)	—	(39)	(12)
Minority interest in earnings of subsidiaries that have not incurred fixed charges	(4,412)	(2,778)	(4,205)	(3,700)	(3,554)	(2,254)	(1,782)

Total earnings	$320,139	$310,514	$444,413	$480,846	$378,540	$395,953	$287,596

Combined fixed charges (1):
Interest expense (2)	$209,135	$192,703	$257,067	$210,914	$177,219	$154,116	$143,125
Capitalized interest	13,817	11,926	15,992	10,184	4,719	6,231	5,734
Preferred dividends	24,320	22,926	30,568	30,568	18,309	19,633	10,919

Total combined fixed charges	$247,272	$227,555	$303,627	$251,666	$200,247	$179,980	$159,778

Ratio of earnings to combined fixed charges	1.29	1.36	1.46	1.91	1.89	2.20	1.80

(1) The interest portion of rental expense is not calculated because the rental expense of the company is not significant.
(2) Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.

1